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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           First Regional Bancorp**
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    33615C
--------------------------------------------------------------------------------
                                (CUSIP Number)

Gary M. Horgan
Horgan, Rosen, Beckham & Coren, L.L.P.
21700 Oxnard Street, Suite 1400, Woodland Hills, CA 91365
(818) 340-6100
--------------------------------------------------------------------------------
                 Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                        January 10, 2000 (Anticipated)
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     ** Formerly Great American Bancorp

 CUSIP No.  33615C
--------------------------------------------------------------------------------

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Jack A. Sweeney - S.S. No. ###-##-####
______________________________________________________________________________

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)...................................................................
         (b)...................................................................

______________________________________________________________________________

     3.  SEC Use Only

     ..........................................................................

______________________________________________________________________________

     4.  Source of Funds (See Instructions)

         PF
______________________________________________________________________________

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     ..........................................................................

______________________________________________________________________________

     6.  Citizenship or Place of Organization

         U.S.A.

______________________________________________________________________________

Number of         7.  Sole Voting Power                 1,321,459
Shares            ____________________________________________________________
Beneficially
Owned by          8.  Shared Voting Power                       0
Each              ____________________________________________________________
Reporting
Person            9.  Sole Dispositive Power            1,175,209
With              ____________________________________________________________

                  10. Shared Dispositive Power                  0
______________________________________________________________________________
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,321,459
______________________________________________________________________________

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

     The aggregate total number of shares in Row 7 and Row 11 represents 477,604 shares wholly owned by the reporting person, 48,700 shares owned by the Sweeney Foundation, 146,250 unallocated shares of Common Stock held, for the benefit of employees, pursuant to an Employee Stock Ownership Plan (ESOP) and 648,905 shares that will be transferred to Mr. Sweeney pursuant to a settlement agreement, an abstract of which is attached to this Schedule 13D as Exhibit 4.1.1.

     Mr. Sweeney, as trustee of First Regional Bancorp's ESOP, has no dispositive power or pecuniary interest in any of the ESOP shares and is not a participant in the ESOP itself. In addition, Mr. Sweeney had only limited voting rights as to the 146,250 unallocated ESOP shares. The filing of this
Schedule 13D shall not be construed as an admission of beneficial ownership under either Section 13(d) or 13(g) of the Act in regard to any of the shares in the ESOP.

______________________________________________________________________________

     13. Percent of Class Represented by Amount in Row (11)

         47.0%

______________________________________________________________________________

     14. Type of Reporting Person (See Instructions)

         IN
______________________________________________________________________________

Item 1. Security and Issuer

Security:      Common Stock, no par value
Issuer:        First Regional Bancorp
               1801 Century Park East, Suite 800
               Los Angeles, California 90067

Item 2. Identity and Background

        (a)    Jack A. Sweeney

        (b)    1801 Century Park East, Suite 800
               Los Angeles, California 90067

        (c) Jack A. Sweeney is a banker and serves as Chairman of the Board and Chief Executive Officer of First Regional Bank and its holding company, First Regional Bancorp/1/, located at 1801 Century Park East, Suite 800, Los Angeles, California 90067.

        (d)    None

        (e)    None

        (f)    U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

     Mr. Sweeney purchased all of the shares currently owned by him with personal funds. It is anticipated that 648,905 shares will be transferred to Mr. Sweeney pursuant to a settlement agreement, an abstract of which is attached to this Schedule 13D as Exhibit 4.1.1.

Item 4. Purpose of Transaction

     Mr. Sweeney will receive 648,905 shares pursuant to a settlement agreement resolving a dispute with Mr. Mark Rubin, a former director of First Regional Bancorp regarding their real estate development activities which are entirely outside of First Regional Bancorp. Pursuant to the settlement agreement Mr. Rubin resigned as a director of First Regional Bancorp and will transfer the aforementioned shares to Mr. Sweeney. In addition, Mr. Sweeney resigned as director of, and will transfer to Mr. Rubin all his interest in, Regional Properties, Inc., a California corporation, Regional Financial Corporation, also known as, Regional Management Company, Regional Management Corporation, a California corporation, and Jamco Holdings Corporation. It is anticipated that the exchange of stock will take place on or around January 10, 2000.


--------------------------
/1/    Formerly Great American Bancorp

     The securities of the Issuer obtained by Mr. Sweeney have been acquired for investment purposes, as well as, to facilitate the implementation of the settlement agreement. The reporting person currently does not know of or intend to commence any plans or proposals concerning any extraordinary corporate transaction of the Issuer such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries. Other than the transfer of the 648,905 shares as stated in Item 3, the reporting person currently does not know of or intend to commence any plans for the sale or transfer of a material amount of assets of the Issuer or its subsidiaries. Other than the resignation of Mr. Rubin, the reporting person currently does not know of or intend to commence any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any change in the Issuer's business or corporate structure, any other material change in the Issuer's Charter, Bylaws or instruments corresponding thereto; the causing of a class of securities of the Issuer to be delisted from any national securities exchange or ceasing to be authorized to be quoted on NASDAQ; or which would affect the class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act or any similar action.

 Item 5. Interest in Securities of the Issuer

         (a)  Amount beneficially owned:                      1,321,459
              Percent of Class:                                    47.0%

         (b)  Sole Power to Vote or Direct the Vote           1,321,459

              Shared Power to Vote or Direct the Vote                 0

              Sole Power to Dispose or Direct the
              Disposition of                                  1,175,209

              Shared Power to Dispose or Direct the
              Disposition of                                          0

              Percent of Class                                     41.8%

         (c) The following is a list of transactions which were consummated and anticipated within sixty (60) days of the date of this filing.

                                                        Per Share          Where and How
Name of Purchaser   Date            Number of Shares    Purchase Price     Affected
-----------------   -----------     ----------------    --------------     -------------------
Jack A. Sweeney     1/10/2000       648,905             N/A                Pursuant to
                                                                           Settlement Agmt.

         (d)  Not Applicable

         (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As stated in the response to Item 4, Mr. Sweeney will receive 648,905 shares pursuant to a settlement agreement involving a dispute with Mr. Mark Rubin, a former director of First Regional Bancorp. In addition, Mr. Sweeney holds options under the Issuer's 1991 Stock Option Plan to purchase 30,000 shares of the Issuer's Common Stock. These options are fully vested and exercisable and Mr. Sweeney plans on exercising these options prior to their expiration in January, 2000.

Item 7.  Material to Be Filed as Exhibits

         (a) The Issuer's 1991 Stock Option Plan and standard form of Stock Option Agreement were attached as Exhibits 4.1 and 4.2 to the Issuer's Registration Statement on Form S-8 filed with the Commission effective on or about August 20, 1996.

         (b)  An abstract of the anticipated settlement agreement referred to in
              Item 4 is attached as Exhibit 4.1.1.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 1999



                              /s/ Jack A. Sweeney
                              ----------------------------------
                              Jack A. Sweeney